

December 29, 2011

Via E-mail
Thomas J. Baldwin
Chairman and Chief Executive Officer
ROI Acquisition Corp.
9 West 57th Street
New York, New York 10019

> **Re: ROI Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 19, 2011**
> **File No. 333-177340**

Dear Mr. Baldwin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Permitted purchases of public shares by us prior to consummation…, page 16

1. We note your responses to comments 6 and 11 in our letter dated December 5, 2011. Please tell us when you will decide whether you will rely on a Rule 10b5-1 plan to repurchase your common stock in open market transactions. Please note that for any Rule 10b5-1 plan in place, whether with respect to you or your sponsor's repurchase activity, Rule 14e-5 requires the plan to end upon your announcement of the initial business combination. Revise your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Thomas J. Baldwin
ROI Acquisition Corp.
December 29, 2011
Page 2

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Christopher Auguste, Esq.
        Kramer Levin Naftalis & Frankel LLP